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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8-24050

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Credit Agricole Cheuvreux North America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of Americas
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Franzen 212-468-7227
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/13

STATEMENT OF FINANCIAL CONDITION

Crédit Agricole Cheuvreux North America, Inc.
Year Ended December 31, 2012
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

AFFIRMATION

I, Melissa Franzen, affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedule pertaining to Credit Agricole Cheuvreux North America, Inc., for the year ended December 31, 2012 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

MARGARET BOYLE
NOTARY PUBLIC, State of New York
NO. 01BO5041013
Qualified in Kings County
Certificate Filed in New York County
Commission Expires March 27, 2015



Signature

Chief Financial Officer



Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income.
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Propretor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital (Basic Method) for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
☐ (h) Computation for Determination of Resrve Requirements for Broker and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Internal auditor's report on internal control
☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crédit Agricole Cheuvreux North America, Inc.

Statement of Financial Condition

Year Ended December 31, 2012

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Crédit Agricole Cheuvreux North America Inc.

We have audited the accompanying statement of financial condition of Crédit Agricole Cheuvreux North America Inc. (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crédit Agricole Cheuvreux North America Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2012

Crédit Agricole Cheuvreux North America, Inc.

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 9,068,230
Cash segregated for the exclusive benefit of customers	1,664,000
Receivables from customers	1,420,865
Receivables from brokers, dealers, and others	12,576,583
Receivables from Parent and affiliates	710,649
Deposits with clearing organizations	502,164
Fixed assets, at cost (net of accumulated depreciation of $401,102)	556,414
Other assets	1,443,173
Total assets	$ 27,942,078
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation & benefits	$ 3,979,905
Payables to customers	12,576,583
Payables to Parent and affiliates	52,821
Payables to brokers, dealers and others	1,797,248
Income taxes payable	3,076,501
Accounts payable, accrued expenses and other liabilities	1,742,591
	23,225,649
Liabilities subordinated to claims of general creditors	10,000,000
Stockholder's equity:	
Common stock (1,000 shares authorized; 2 shares issued and outstanding; no par value)	8,194,985
Accumulated deficit	(13,478,556)
Total stockholder's equity	(5,283,571)
Total liabilities and stockholder's equity	$ 27,942,078

See accompanying notes to the statement of financial condition

Crédit Agricole Cheuvreux North America, Inc.

Notes to the Statement of Financial Condition

December 31, 2012

1. Organization

Crédit Agricole Cheuvreux North America, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Securities Investor Protection Corporation, and other principal United States Stock Exchanges. The Company is a direct wholly owned subsidiary of Crédit Agricole Cheuvreux S.A. (the "Parent"), which itself is a wholly owned subsidiary of Credit Agricole Corporate and Investment Bank ("CA-CIB"). CA-CIB is a wholly owned subsidiary of Crédit Agricole S.A.

The Company's principal operations are to retail international and domestic listed securities in an agency capacity to its institutional-only client base in more than one-hundred financial markets through its direct trading capabilities and network of strategically positioned foreign offices. The Company is also a third-party distributor of independently prepared foreign research authored by its international affiliates.

2. Significant Accounting Policies

Basis of Preparation

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than ninety days.

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the estimated useful life of three to seven years.

2. Significant Accounting Policies (continued)

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

Income Taxes

Income taxes are accounted for under the asset and liability method as required under Accounting Standards Codification ("ASC") No. 740, *Income Taxes* ("ASC No. 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

New Accounting Pronouncements

In December 2011, FASB issued guidance Disclosures about Offsetting Assets and Liabilities, which will require entities to disclose information about offsetting and related arrangements to enable users of financial statements to evaluate the potential effect of netting arrangements on an entity's financial position, including the potential effect of rights of set-off. This FASB guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this FASB guidance is not expected to have a material impact on the Company's financial statements.

3. Payables to Brokers, Dealers and Others

At December 31, 2012, payables to brokers and dealers and others is comprised of securities failed to receive of $1,420,865 and rebates of $376,383.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. All fail to receive securities transactions settled subsequent to December 31, 2012 without any adverse financial effect.

4. Receivables from and Payables to Customers

Receivables from and payables to customers represent amounts receivable and payable on customer securities transactions in foreign markets.

5. Deposits with Clearing Organizations

The Company is required to maintain deposits at its clearing broker. At December 31, 2012, deposits at the clearing broker consist of cash in the amount of $502,164, including accrued interest.

6. Income Taxes

As of December 31, 2012, the Company recorded an additional $58,060 for potential interest exposure related to an excess deduction for bonus expense taken in a prior taxable year. The exposure was recorded in 2010 based on an IRS Legal Memorandum issued December 4, 2009. The Company is currently under examination by the Internal Revenue Service (IRS). The Company expects the IRS to disallow the excess deduction for bonus expense taken. In this regard, the Company currently has a reserve of $4,416,215 in its income taxes payable balance on the statement of financial condition. The Company at this time has no other uncertain tax positions necessitating the establishment of a reserve.

As of December 31, 2012, the Company has a deferred tax asset of $5,959,034. The deferred tax asset consists of deferred compensation, depreciation, federal and State and Local net operating loss carry forwards. For the year ended December 31, 2012 the increase to the deferred tax asset balance is $3,836,335. Such change was the result of an increase in both the net operating loss and other deferred items. The Company has recorded a full valuation allowance on its entire gross deferred tax asset at December 31, 2012.

7. Related Party Transactions

As of December 31, 2012, related party balances included in the statement of financial condition consist of the following:

Assets:	
Receivables from brokers, dealers and others	$ 12,576,583
Receivable from Parent and affiliates	710,649
Total	$ 13,287,232
Liabilities:	
Payables to brokers and dealers and others	$ 1,797,248
Payables to Parent and affiliates	52,821
Subordinated borrowings	10,000,000
Total	$ 11,850,069

The Company has two cash subordination agreements, approved by the Financial Industry Regulatory Authority, totaling $10 million (principal balance of $5 million for each loan) from the Parent at an interest rate based on the London Interbank Offered Rate ("LIBOR") plus 0.25% per annum. The notes will mature on December 31, 2016. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business operations. Although the outcome of claims, litigation and disputes cannot be predicted with certainty, in the opinion of management, based on facts known at this time, the ultimate resolution of such litigation will not have a material adverse effect on the Company's financial position. As these matters continue to proceed to ultimate resolution, it is reasonably possible the Company's estimation of the effect of such matters could change within the next year.

8. Commitments and Contingencies (continued)

The Company applies the provisions of the ASC No. 460, *Guarantees* ("ASC No. 460") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the U.S. clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2012 the total amount of customer balances maintained by its clearing broker and subject to such indemnification was approximately $20 million. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

9. Employee Benefit Plans

The Company participates with affiliates in a noncontributory defined benefit pension plan sponsored by CA-CIB – New York Branch that provides retirement benefits to eligible employees.

Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. During 2004, this plan was frozen and consequently, no additional benefits were provided.

The Company also participates in two defined contribution plans. The 401(k) savings plan allows participants to make before-tax contributions from 1% to 100%, subject to the maximum allowable contribution as established by the Internal Revenue Code (the "Code"). The Company makes annual matching contributions. Matching contributions are based on contributions made not exceeding 6% of the annual eligible base pay. Participants are immediately fully vested in their and the plan sponsor's contributions, and earnings thereon, in the plan.

The money purchase pension plan provides benefits to eligible employees equal to 5% of his/her eligible compensation, subject to certain limitations prescribed by the Code. A participant's interest in all contributions and earnings are 20% vested after two years of service, then 20% more for each year thereafter. During 2011, the plan was frozen and consequently no additional contributions have been made.

10. Concentration of Credit Risk

In the normal course of business, the Company acts solely in an agency or riskless-principal capacity. The Company executes buy and sell orders principally for U.S. and foreign institutional customers through various foreign brokers and dealers on various foreign exchanges. In return for these services, the Company receives a commission. The foreign brokers and dealers are responsible for remitting commissions collected from the customers to the Company. The risk of loss associated with these transactions is dependent upon the customers and the foreign brokers and dealers fulfilling their obligations. The amount of the Company's loss is limited to the amounts receivable from customers and brokers and dealers recorded in the statement of financial condition.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule "15c3-1") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1 which requires the Company to maintain minimum net capital, as defined, of $279,949. Repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2012, the Company had net capital of $1,928,510 which was $1,648,561 in excess of the required net capital.

The Company is required to comply with, Computation for Determination of Reserve Requirements for Brokers-Dealers, (Rule "15c3-3") of the Securities and Exchange Commission for all foreign transactions cleared on a delivery versus payment or receipt versus payment basis. The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another U.S. broker dealer on a fully disclosed basis.

12. Subsequent Events

The Company has evaluated events and transactions subsequent to December 31, 2012 for potential recognition or disclosure in the statement of financial condition. Subsequent events have been evaluated through the date of the issuance of the statement of financial condition.

12. Subsequent Events (continued)

The following subsequent event is provided in relation to proposed internal corporate reorganization and upstream ownership changes contemplated by the Parent. The restructuring and recapitalization of the Parent is expected to take place in March 2013 (referred to as Parent Transaction). After the anticipated Parent Transaction, the Parent will not be wholly owned by CA-CIB. The Parent will continue to own 100% of the Company and there will be no change to the Company's direct ownership as a result of the anticipated Parent Transaction.

Ernst & Young LLP

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Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 141,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

